UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Earliest Event Reported**: July 18, 2007**

Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Idaho	**000-51549**	**82-0291227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1100 East Lakeshore Drive, Suite 301 **Coeur d'Alene, ID**	**83814**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(208) 664-4859**

n/a
(Former Name or Former Address if Changed
Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act   (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.   Entry into a Material Definitive Agreement

ITEM 2.01   Completion of Acquisition or Disposition of Assets

ITEM 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

ITEM 3.02   Unregistered Sales of Equity Securities

On July 18, 2007, the Registrant ("TBLC") entered into a Mineral Agreement with Steve Van Ert and Noel Cousins (the "Sellers"), residents of California and Arizona, respectively, whereby the Sellers conditionally transferred to TBLC the exclusive right and privilege to explore for and develop mineral in the Conglomerate Mesa Mining Claims in Inyo County, California of claim groups known as CM, FAT, Mesa CMP, CGL and MP (the "Conglomerate Mesa Claims"). These claims total 325 unpatented lode claims, covering more than 10 square-miles. They include several mineralized gold zones identified by prior operators (Newmont and BHP-Billiton) and the historic Santa Rosa Mine, a silver-lead-zinc occurrence which had limited production by several operators including Anaconda Copper.

The Agreement, which is effective as of September 15, 2006, provides TBLC with the right to purchase a 100-percent interest in the Conglomerate Mesa Claims, subject to a 4-percent NSR production royalty of which 1-percent may be bought out by TBLC for $1-million. In the first year of the Agreement, Timberline is obligated to make an option payment of $75,000 and 100,000 shares of its unregistered common stock to the property owners (85,000 shares to Steve Van Ert and 15,000 shares to Noel Cousins), along with a commitment to $100,000 in exploration expenditures. The option payment will continue at $75,000 in 2008, and then increase by $25,000 per year annually to a cap of $250,000. Annual share payments and work commitment amounts will remain fixed at 100,000 (at the same ratio between the Sellers of 85% to Mr. Van Ert and 15% to Mr. Cousins) and $100,000, respectively.

The execution of the Mineral Lease represents the finalization of a Lease/Option to Purchase arrangement that originally commenced with the parties entering into a September 22, 2006, a binding Memorandum of Understanding ("MOU") regarding the aforementioned Conglomerate Mesa Claims. The MOU was the subject of and an exhibit to a Current Report on Form 8K filed by TBLC on September 28, 2006, which are incorporated by reference hereto.

A copy of the Mineral Agreement, effective as of September 15, 2006, as executed is attached hereto as Exhibit 10.1 and incorporated by reference hereto.

Item 8.01 Other Events.

On July 19, 2007, the Company issued a press release announcing its entrance, effective as of September 15, 2006, into the aforementioned Mineral Agreement.

The Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference

Item   9.01   Financial Statements and Exhibits.

(c) Exhibits

10.1   Mineral Agreement between Timberline Resources Corporation, Purchaser, and Steve Van Ert and Noel Cousins, Sellers, effective as of September 15, 2006

99.1   July 19, 2007 Press Release


SIGNATURES.


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Timberline Resources Corporation

By: /s/ John Swallow

Date: July 23 2007

John Swallow
Chief Executive Officer and Chairman of the Board of Directors

Exhibit 10.1

MINERAL AGREEMENT

THIS MINERAL AGREEMENT ("**Agreement**") is executed this _18_ day of _July_ 2007 (the "**Execution Date**"), to be effective as of the 15th day of September, 2006 (the "**Effective Date**"), by and between **STEVEN VAN ERT,** an unmarried man, as owner of an undivided eighty-five percent (85%) interest, and **NOEL COUSINS,** an unmarried man, as owner of an undivided fifteen percent (15%) interest, hereinafter collectively designated as "**Owner**," and **TIMBERLINE RESOURCES CORPORATION**, an Idaho corporation, hereinafter designated as "TRC." Owner and TRC may be referenced collectively as the "**Parties**" or, singly, as a "**Party**."

WHEREAS, Owner owns, subject to the paramount title of the United States, certain unpatented lode mining claims situated in Inyo County, California, known as the Conglomerate Mesa claims, and consisting of the CM, FAT, Mesa, CMP, CGL and MP claim groups, which are hereinafter referred to as the "**Property**" and are more fully described in **Exhibit A** attached hereto; and

WHEREAS, the Parties desire to enter into an agreement whereby the Property shall be conditionally transferred to TRC permitting TRC to thereafter have the exclusive right and privilege to explore for and develop Minerals (as defined herein) in, on or under the Property, and whereby TRC, upon completion of a feasibility study and making a decision to mine the Property and complying with all other obligations specified herein, shall thereafter be vested with title to the Property subject to a production royalty of Owner as hereunder set forth;

NOW, THEREFORE, in consideration of the mutual covenants herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, the Parties agree as follows:

1. PROPERTY DESCRIPTION AND AREA OF INTEREST

1.1   Property Description. The Property consists of unpatented lode mining claims located in Inyo County, California, which are described in **Exhibit A** attached hereto.

1.2   Area of Interest. The Parties agree that an Area of Interest will be applicable to all provisions of this agreement. The "**Area of Interest**" shall be defined as all of the land within the following seven townships: Townships 16 and 17 South, Range 38 East, Townships 16, 17 and 18 South, Range 39 East, and Townships 17 and 18 South, Range 40 East, Mt. Diablo Meridian. Any additional mineral rights or interests acquired by either Party (the "**Acquiring Party**") within the Area of Interest subsequent to January 1, 2006 (whether before or after the Effective Date and whether before or after TRC's exercise of the Option, as defined in Section 3.3 below) shall be included in and subject to this Agreement as if the additional or newly acquired property (the "**Additional Lands**") was listed in Exhibit A, subject to and in accordance with the following:

(a)   the Acquiring Party shall provide the other Party (the "**Non-Acquiring Party**") written notice of the acquisition, including a description of the Additional Lands and copies of all location certificates or other documents (the "**Acquisition Documents**") pursuant to which the Additional Lands were acquired;

(b)   if TRC is the Acquiring Party, the Additional Lands shall be deemed to be

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included in and subject to this Agreement as if the Additional Lands were listed in Exhibit A;

(c)   if Owner (or either of them) is the Acquiring Party, the Additional Lands shall be deemed to be included in and subject to this Agreement as if the Additional Lands were listed in Exhibit A *unless* TRC notifies Owner, in writing, within sixty (60) days following TRC's receipt of Owner's notice, that TRC declines to include the Additional Lands in this Agreement, in which event Owner shall be free to hold and operate such Additional Lands for its own account, free and clear of any claims by or obligations to TRC;

(d)   if TRC or Owner propose to include Additional Lands pursuant to this Section 1.2 that are burdened, as of the date of acquisition, by any royalties on production (including without limitation any royalties created by or under the Acquisition Documents) ("**Third Party Royalties**"), then the Acquiring Party shall provide the other Party copies of any leases, purchase agreements, deeds or other documents reflecting such burdens. TRC in "good faith" located additional claims following signing of the Memorandum of Understanding to further safeguard against Third Party acquisitions. Should additional Third Party lands be acquired, they will be so for the benefit of the Project and shall be governed by this Agreement; and

(e)   Following the inclusion of Additional Lands in the Property pursuant to this Section 1.2, the Parties shall take such actions and execute such instruments (including without limitation an amendment to this Agreement) as either Party may reasonably desire or as may be required under the terms of the Acquisition Documents or applicable law to subject the Additional Lands and the Acquisition Documents to the terms of this Agreement.

1.3   Activities Outside the Area of Interest. Nothing in this Agreement shall be construed to limit either Party's right to stake, purchase, lease, apply for or otherwise acquire, on its own behalf and without any obligation whatsoever to the other, any right, title or interest whatsoever in or to any real property or mineral interests situated outside of the Area of Interest, and such right, title and interest shall not be subject to this Agreement.

1.4   Relinquishment of Property. If TRC elects to abandon or relinquish any portion of the Property (the "**Relinquished Property**"), either before or after TRC's exercise of the Option, TRC shall first provide notice thereof to Owner, specifying which portion of the Property is to be abandoned or relinquished, and within thirty (30) days from and after such notice Owner may elect to receive all or any portion of such Relinquished Property by notice to TRC. In such a case, TRC shall, rather than abandoning or relinquishing such property, deliver to Owner a duly executed deed in recordable form conveying to Owner (85.0% to Steven Van Ert and 15.0% to Noel Cousins as tenants in common) all of TRC's rights, title and interest in the Relinquished Property so elected by Owner and warranting the absence of any lien or encumbrance arising by, through or under TRC; provided, however, that such obligation shall not extend to rights included in the Property pursuant to Section 1.2 that are held under lease or similar agreement with a third party and to whom TRC has a similar pre-existing obligation to relinquish such Property; and provided, further, that if the lease or other agreement with the third party does not preclude a transfer to Owner, Owner shall have the right to elect to receive a transfer of such rights, but which right must be exercised within thirty (30) days after TRC's required notice to Owner. For avoidance of doubt, the Parties acknowledge that Owner may elect to take ownership of all, none or some portion of the Relinquished Property, in Owner's discretion. Upon delivery of such deed or transfer, all of TRC's rights, title, interest and obligations with respect to the Relinquished Property shall terminate, except that: (1) TRC shall perform its reclamation obligations under Section 11.3, and (2) if the Relinquished Property includes unpatented mining claims and notice of relinquishment is provided after July 1 of any calendar year, TRC shall be required (as provided in Section 13.3) to make all filings and payments to the Bureau of Land Management ("**BLM**") and to Inyo County to maintain such claims for that calendar and assessment year.

2. WARRANTIES AND REPRESENTATIONS

2.1 <u>By TRC</u>. TRC represents and warrants to Owner that TRC has the full right, power and capacity to enter into and perform this Agreement upon the terms set forth herein, and doing so will not be in breach of any other agreement to which TRC is a party. TRC is a corporation in good standing under the laws of Idaho and is authorized to do business in California. All transactions contemplated herein and any corporate or other actions required to authorize TRC to enter into and perform this Agreement have been properly taken. The person signing this Agreement for TRC has proper corporate authority to do so as TRC's Chief Executive Officer. TRC agrees not to encumber title to the Property while this Agreement is in effect.

2.2 <u>By Owner</u>. Owner represents and warrants to TRC that the Owner has the full right, power and capacity to enter into and perform this Agreement upon the terms set forth herein, and doing so will not be in breach of any other agreement to which Owner is a party. Owner further represents and warrants to TRC that each of the individuals comprising Owner is unmarried. Owner agrees not to encumber title to the Property while this Agreement is in effect. The representations and warranties of Owner set forth above are the joint and several obligations of each of the persons comprising Owner. Owner specifically makes no representations or warranties related to (i) ownership of the Property, (ii) the process of location, the filing for record and maintenance of the unpatented mineral claims, (iii) the existence of a mineral discovery within the unpatented mining claims included within the Property, or (iv) the accuracy of any data or technical information furnished by Owner to TRC either before or subsequent to the execution of this agreement.

3. CONDITIONAL TRANSFER AND EXPLORATION AND DEVELOPMENT RIGHTS

3.1 <u>Conditional Transfer</u>. Within sixty (60) days after the Parties' execution of this Agreement, Owner shall conditionally transfer the Property to TRC using a deed substantially in the form attached hereto as **Exhibit B** (the "**Transfer Deed**"), in accordance with and subject to all the terms and conditions of this Agreement, which Transfer Deed shall reserve to Owner the Royalty provided for herein. Owner's conveyance of the Property shall be secured by (1) a deed of trust listing Owner as the beneficiary a form of which is attached hereto as **Exhibit D** ("**Deed of Trust**"), which Deed of Trust shall be executed by TRC and recorded in the official records of

Inyo County, California immediately after recording of the Transfer Deed and prior to TRC's causing any physical disturbance on the Property, but in any event within thirty (30) days after TRC's receipt of the Transfer Deed, and (2) a duly executed and recordable reconveyance deed substantially in the form attached hereto as **Exhibit C** (the "**Reconveyance Deed**"), which shall be held in escrow in the Law offices of Deconcini, McDonald, Yetwin & Lacy, P.C. ("**DMYL**") with instructions to the deliver the Reconveyance Deed to Owner if the Option to purchase the Property expires or upon the termination of this Agreement caused by any breach thereof by TRC. TRC shall execute and deliver to DMYL the Reconveyance Deed prior to Owner's obligation to deliver to TRC the Transfer Deed. Within thirty (30) days after the Transfer Deed is recorded, TRC shall prepare and file with the BLM a notice of transfer of interest for all unpatented mining claims within the Property, pay all required filing fees, and provide a copy of the same to Owner.

3.2 <u>Exploration and Development Rights</u>. Upon the Parties' execution of this Agreement, TRC shall have the exclusive right and privilege of entering upon the Property to Explore, Prospect for and Develop, but not Mine Minerals contained upon or within the Property. TRC shall have no right to Mine Minerals from the Property or use the Property for Mine purposes unless and until TRC's Option to purchase the Property is exercised as provided herein.

3.3 <u>Option to Purchase Property</u>. TRC shall have an option to purchase the Property upon the terms and conditions set forth in Section 6.1 of this Agreement (the "**Option**"). The Option may be exercised at any time while this Agreement remains in effect and, if exercised, shall allow TRC the right to Mine the Property subject to applicable laws and regulations.

3.4 <u>Definitions</u>. As used in this Section 3 and elsewhere in this Agreement, the following terms shall have the following definitions:

"<u>Explore</u>" and "<u>Prospect</u>" shall mean entering and conducting all means and methods of search above and below the surface, with or without machinery and equipment, including, but without being limited to:

a) Conducting geologic, geophysical, geochemical and other exploration studies and tests.

b) Digging or excavating pits, adits, shafts and other types of excavation.

c) Drilling test holes.

d) Excavating drill hole sites, sumps and mud pits.

e) Constructing roads reasonably required for ingress, egress, access to work and campsites, and communication.

f) Extracting and removing samples in non-commercial quantities for the purpose of collecting information and making analyses and tests.

g)   Building camp and other facilities to service exploration operations.

"Development" or "Develop" shall include (without limitation) all preparation for the removal and recovery of Minerals from the Property, including the preparation of a feasibility study, and construction or installation of a mill or any other improvements to be used for the mining, handling, milling, processing or other beneficiation of Minerals recovered from the Property.

"Mine" shall mean the mining, extracting, producing, handling, milling or other processing of Minerals for commercial sale.

"Minerals" shall mean any and all mineral substances of any nature as may be subject to location under the General Mining Law of the United States, together with any rights to sand, gravel and other common minerals or materials that may be exercised by virtue of holding such mining claims or that may be otherwise obtained by TRC.

4.   PAYMENTS TO OWNER

4.1   TRC Shares. On execution of this Agreement, TRC shall issue and deliver to Owner one hundred thousand (100,000) shares of TRC common stock. The stock will be issued with an effective date of September 15, 2006 in proportion to Owner's interest in this Agreement (that is, 85,000 shares will be issued and delivered to Steven Van Ert and 15,000 shares will be issued and delivered to Noel Cousins). TRC agrees to further issue and deliver to Owner one hundred thousand (100,000) shares of TRC common stock on September 15 of each subsequent year that this Agreement remains in effect, in the same proportion as specified above. Owner acknowledges that the stock certificates evidencing the TRC Shares may carry a legend indicating that the shares have not been registered under the Securities Act of 1933, as amended, and are restricted securities for purposes of U.S. federal securities laws. TRC represents that such securities require a one-year holding period before they can be offered for sale but agrees that in any case the restrictions imposed on TRC shares granted to Owner under this Agreement may not exceed restrictions on similarly situated securities. The removal of the restrictive legend is done by request of Owner through a selling broker to the Transfer Agent and includes an opinion letter from TRC counsel. TRC will not unduly delay any registration process that is within TRC's control, and if TRC's stock is registered on the Toronto Stock Exchange or any other stock exchange, Owner may elect to take any or all shares to which it is entitled hereunder through that exchange upon notice to TRC.

A.   Representations and Warranties Regarding Shares. TRC represents and warrants to Owner as follows with respect to all TRC shares issued or to be issued to Owner in connection with this Agreement (including the shares contemplated in Section 6.1 below):

(1)   Capitalization. The authorized capital of TRC consists, on the Execution Date, of _____ shares of common stock, _____ shares of which are issued and outstanding. All of the outstanding shares of common stock have been

duly authorized, are fully paid and nonassessable, and were issued in compliance with all applicable federal and state securities laws.

(2) <u>Valid Issuance of Shares</u>. All TRC shares, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, and free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws or applicable exchange requirements. The shares will be issued in compliance with all applicable federal and state securities laws and all applicable exchange requirements.

(3) <u>Disclosure</u>. TRC has made available to Owner all the information reasonably available to TRC that Owner has requested concerning the shares. No representation or warranty of TRC contained in this Agreement, and no certificate furnished or to be furnished to Owner under this Agreement, contains or will contain any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

4.2 <u>Payments Prior to Exercise of Option</u>.

A. <u>Initial Payment</u>. TRC shall pay to Owner upon execution of this Agreement the sum of $75,000, which will be paid in accordance with each Owner's interest in the Property ($63,750 to Steven Van Ert and $11,250 to Noel Cousins). Such payment shall not be credited toward any other obligation of TRC.

B. <u>Tax Offset Payment</u>. TRC shall make a one time payment to each of the persons constituting Owner to offset their state and federal tax obligations for the receipt of the initial 100,000 shares of TRC common stock delivered in accordance with Section 4.1 and any taxes imposed for such reimbursement. Payment will be based on such persons' actual tax bracket (based on the representation of a tax preparer or counsel for Owner, but not to exceed 34%) and the closing price of TRC's common shares on the Execution Date. Such payment shall be delivered to such persons at least one month prior to the relevant federal income tax payment deadline.

C. <u>Subsequent Payments.</u> Unless the Option has been properly exercised or this Agreement has been terminated prior to the dates set forth below, TRC shall pay Owner the following payments on or before the dates set forth below:

By September 15, 2007	$75,000
By September 15, 2008	$100,000
By September 15, 2009	$125,000
By September 15, 2010	$150,000
By September 15, 2011	$175,000
By September 15, 2012	$200,000

By September 15, 2013	$225,000
By September 15, 2014 and annually thereafter until exercise of Option or termination of Agreement	$250,000

All such payments shall be paid to each Owner according to his pro-rata ownership interest. Such payments may be made in currency or by check of TRC or its agent (at the option of TRC), and said payments shall be made to Owner in the manner and at the addresses specified in Section 15. Such payments shall not be credited toward any other obligation of TRC.

5. ROYALTIES

5.1   Production Royalty. Subject to Section 6 of this Agreement, TRC shall pay to Owner, as a production royalty (the "**Royalty**"), four percent (4.0%) of the Net Smelter Returns from all Minerals mined and removed from the Property. Notwithstanding any provision of this Agreement to the contrary, the Royalty shall be payable only with respect to Minerals that are ultimately and actually recovered and for which TRC receives payment or consideration. TRC shall have no obligation to pay any Royalty on Minerals extracted from the Property for testing purposes, including without limitation for bulk samples, assays, geochemical analyses, amenability to milling and recovery determinations, pilot plant tests and test trommel operations, unless and until such Minerals are subsequently sold.

5.2   Net Smelter Returns. The term "**Net Smelter Returns**" as used herein shall mean the actual sale proceeds received by TRC from the sale of Minerals to a smelter, refinery or other processor (as reported on the smelter settlement sheet) less only the following expenses actually incurred and borne by TRC: (i) the actual costs of freighting or transporting said Minerals from the mine or mill to the point or points of sale (including without limitation costs of loading, transporting and insuring the ores, metals, minerals and concentrates in transit), unless already deducted by the purchaser; and (ii) all charges and costs of or relating to smelting and refining (including without limitation sampling, assaying and weighing charges), unless already deducted by the purchaser. If such smelter is owned or controlled by TRC or any of its affiliates, then charges, costs and penalties for such operations shall mean (for the purposes of calculating Net Smelter Returns) the amount that TRC would have incurred if such operations were carried out at facilities not owned or controlled by TRC then offering comparable services for comparable products on prevailing terms. For avoidance of doubt, in calculating Net Smelter Returns there shall not be any deduction for any costs of mining, or any costs of transporting Minerals to the mill, or any costs of processing Minerals other than said smelting and refining costs.

5.3   Advance Minimum Royalty Payments. Upon exercise of its Option and each year thereafter on or before the anniversary date of such exercise for so long as any of the mining claims (or any amendments, relocations or replacements thereof) or other tracts constituting the Property (including any Additional Lands acquired pursuant to Section 1.2 above) are owned by TRC or its successors, TRC shall pay Owner (allocating 85% to Steven Van Ert and 15% to Noel Cousins) the sum of One Hundred Fifty Thousand Dollars ($150,000), which amount shall be a credit against any

Royalty owing on production of Minerals during such year. This amount shall be a minimum royalty and shall not be credited against Royalty on production for subsequent years. If TRC desires to abandon or relinquish any of the mining claims (or any amendments, relocations or replacements thereof) or other tracts constituting the Property (including any Additional Lands acquired pursuant to Section 1.2 above), then the provisions of Section 1.4 above shall apply.

     5.4   Royalty Payments.

     A.   Generally. Royalty payments shall be made by TRC, in accordance with Section 15, on or before the last day of each calendar month for all Minerals sold during the preceding calendar month by TRC.

     B.   Provisional Payments. If any Royalty becomes due and payable hereunder prior to final settlement with a smelter, refiner or other bona fide purchaser, or prior to TRC's final determination, in accordance with Section 13.4, of all of the facts necessary to calculate the amount of Royalty payable to Owner with respect to commingled Minerals, then TRC shall pay to Owner a provisional Royalty based upon TRC's then current estimates of such facts and the preliminary settlement with the smelter, refiner or other bona fide purchaser. Payments of provisional Royalty shall be subject to subsequent adjustment in accordance with Section 5.4.C.

     C.   Adjustments. If TRC determines that any Royalty payment made pursuant to this Agreement was underpaid or overpaid, then TRC shall correct such overpayment or underpayment by adjustment to the amount of the next subsequent payment.

     D   Taking In Kind. Owner may, by notice to TRC, elect to receive Royalty in the form of doré, in which case Owner shall make arrangements for the acceptance and transfer of doré as will accommodate TRC's normal shipping schedule. For purposes of determining the credits for minimum royalty obligations, the value of Royalty taken in kind shall be based on the contained value of such ores or concentrates as of the date of delivery to Owner. Contained value shall be based on assays performed as a part of the sale by TRC of similar doré and the spot metal prices published in *Metals Week* or other generally acceptable industry guide for the date of transfer.

     E.   Statement. At such time as TRC makes any payment of Royalty or provisional Royalty to Owner, TRC shall provide Owner a brief written statement setting forth the manner in which such payment of Royalty or provisional Royalty was calculated and shall include settlement sheets and such other documentation as will allow Owner to readily understand and verify the calculation of the Royalty payment.

     5.5   Audits. All Royalty payments made during each calendar year shall be considered final and in full satisfaction of all obligations of TRC with respect thereto (except in the event of fraud or intentional misrepresentation), unless Owner gives TRC written notice describing and setting forth a specific objection to the determination thereof within six (6) months following the end of the calendar year during which such Royalty payments were paid. Owner shall have the right, upon reasonable notice and at reasonable times, to have TRC's accounts and records relating to mining operations and Royalty calculations audited by an independent auditor. If such audit determines that there has been a deficiency or an excess in the payment(s) made to Owner, such deficiency or excess shall be resolved by adjusting the next monthly Royalty payment due hereunder, or by direct payment if no monthly Royalty payment follows the audit determination, or such payment is insufficient to fully adjust for such deficiency or excess. Owner shall pay all costs of such audit unless a deficiency of five percent (5%) or more of the amount due to Owner is determined to exist. TRC shall pay the costs of such audit if a deficiency of five percent (5%) or more of the amount due to Owner is determined to exist. All books and records used by TRC to calculate Royalty due hereunder shall be kept in accordance with GAAP, consistently applied. Failure on the part of Owner to provide a notice of objection within the six-month period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon (by either Party) except where fraud or intentional misrepresentation can be shown.

       5.6   <u>Other Minerals</u>. If non-metallic minerals are produced from the Property, Owner shall be entitled to a production royalty of eight percent (8.0%) of the gross receipts received by TRC for the sale of such non-metallic minerals, without any deductions therefrom.

6. OPTION TO PURCHASE PROPERTY AND REDUCE ROYALTY

       6.1   <u>Option to Purchase Property</u>. Owner hereby grants to TRC, and TRC shall have, the exclusive Option to purchase and retain all of Owner's right, title and interest in the Property. The Option shall be exercised after completion of a feasibility study for the mining of the Property and the decision by TRC's board of directors to commence commercial production of Minerals from the Property, and shall be exercised by written notice to Owner together with (1) a copy of said feasibility study, (2) a written resolution by said board to commence commercial production of Minerals from the Property, and (3) one million (1,000,000) TRC common shares issued and delivered to Owner in proportion to Owner's interest in this Agreement (that is, 850,000 shares will be issued and delivered to Steven Van Ert and 150,000 shares will be issued and delivered to Noel Cousins). Owner acknowledges that the stock certificates evidencing such shares may carry a legend that indicates that the shares have not been registered under the Securities Act of 1933, as amended. If TRC's stock is registered on the Toronto Stock Exchange or any other stock exchange, Owner may elect to take any or all shares to which it is entitled hereunder through that exchange upon notice to TRC. If the Option is timely exercised by TRC, the Parties shall close the purchase and sale of the Property at a closing (the "**Option Closing**") to be held at 10:00 a.m. on the date that is ten (10) days following Owner's receipt of the notice of exercise of the Option and said study, resolution and shares, at a location in Reno, Nevada , specified by TRC in its notice, unless the Parties otherwise mutually agree. At the Option Closing, the following shall occur: (i) Owner shall deliver to TRC a duly executed release of the Deed of Trust in recordable form, (ii) Owner shall notify DMYL to deliver the Reconveyance Deed to TRC, (iii) this Agreement shall terminate, subject to the provisions of Section 11.5 below. The provisions of Section 4.1.A above shall apply to the TRC shares issued and delivered pursuant to this Section 6.1.

6.2   Option to Reduce Royalty. At any time prior to the Option Closing, TRC shall have the exclusive right to purchase from Owner one-quarter of the four percent (4.0%) Royalty (the "**Royalty Reduction Option**") for a cash payment of One Million Dollars ($1,000,000), to be split by the Owner in proportion to the respective ownership interests (the "**Royalty Reduction Payment**"). If TRC desires to exercise the Royalty Reduction Option, TRC shall deliver written notice of exercise to Owner. If the Royalty Reduction Option is timely exercised by TRC, the Parties shall close the purchase and sale of the one percent (1.0%) Royalty interest at a closing (the "**Royalty Reduction Closing**") to be held at 10:00 a.m. on the date that is ten (10) days following Owner's receipt of the notice of exercise of the Royalty Reduction Option, at a location specified by TRC in its notice, unless the Parties otherwise mutually agree. At the Royalty Reduction Closing, the following shall occur: (i) TRC shall deliver to Owner a cashiers' check or certified funds in the amount of the Royalty Reduction Payment (split to the Owner as provided above), and (ii) Owner shall deliver to TRC a duly executed conveyance substantially in the form attached hereto as **Exhibit D** of one percent (1.0%) of the Royalty payable on the production of Minerals from the Property. If the Royalty Reduction Closing occurs, then the Royalty accruing under this Agreement shall be owned as follows:

> Owner: three percent (3.0%)

> TRC: one percent (1.0%)

The royalty on non-metallic minerals shall be unaffected by any Royalty Reduction Closing.

7.   WORK COMMITMENT

7.1   Work Commitment Obligation. Prior to exercise of the option, TRC shall conduct a minimum of One Hundred Thousand Dollars ($100,000) of exploration work on or for the benefit of the Property during each Lease Year until such time as Minerals are being mined from the Property in commercial quantities, or TRC exercises its Option to Purchase the Property. Any Exploration Expenditures in excess of the required annual amounts may be carried forward or credited toward any subsequent Lease Year's work obligation. All Exploration Expenditures shall be made on or for the benefit of the Property. Within thirty (30) days after the end of each Lease Year, TRC shall deliver to Owner a written accounting and summary of monies spent on the Property for exploration work and included in Exploration Expenditures.

7.2   Exploration Expenditures. For purposes of this Agreement, "**Exploration Expenditures**" shall mean and include all direct and indirect costs incurred to Explore, Prospect and Develop the Property, including without limitation the following: (a) costs of surveying (including without limitation geophysical and geochemical surveys), mapping, sampling, bulk sampling, drilling and trenching; (b) costs of operations and payments in connection with obtaining or maintaining exploration or similar or related permits, licenses, approvals, consents or authorizations (but excluding the cost of any bonds); (c) costs of conducting required environmental, wildlife or similar, related or associated studies, reports, analyses or documents;

and (d) all other costs incurred in the conduct of other activities that are incidental to, in furtherance of, in preparation for or associated with any or all of the foregoing; provided however, that Exploration Expenditures shall not include corporate overhead charges.

7.3 <u>Lease Year</u>. For purposes of this Agreement, the term "**Lease Year**" shall mean and refer to the period commencing on September 15 of a calendar year and ending on September 14 of the following calendar year. The first Lease Year shall be deemed to have commenced on September 15, 2006.

7.4 <u>Payment in Lieu</u>. If TRC fails to perform the minimum work requirement for any particular Lease Year, TRC may elect, in its sole discretion, to pay Owner the difference between the annual work obligation as set forth in Section 7.1 for the Lease Year in question and the cost of the work actually performed during that Lease Year and, upon such payment, TRC shall be deemed to have satisfied in full the minimum work requirement for that Lease Year. In the event TRC fails to perform the minimum work requirements for any particular Lease Year and elects not to make the payment described in the preceding sentence, and subject to TRC's right to contest the default under Section 11.2, Owner may declare this Agreement terminated by providing written notice thereof to TRC and DMYL shall be directed to deliver the Reconveyance Deed to Owner.

8. ACCESS AND INSPECTION

Owner or its duly authorized representatives shall be permitted to enter on the Property and the workings thereon of TRC at all reasonable times for the purpose of inspection, but in such a manner as not to unreasonably hinder the operations of TRC. Owner shall indemnify and hold harmless TRC from and against all claims, demands and liabilities arising from or relating to such entry or inspection, except to the extent caused by TRC's negligence or willful misconduct.

9. DELIVERY OF DATA

TRC agrees to furnish to Owner all geologic or other data generated by TRC. Data shall be provided on November 1 of each year during continuance of this Agreement, to update Owner on data gathered between those dates. TRC shall furnish Owner copies of all basic maps, drill logs, engineering and geological data, and other factual data and factual material pertaining to the Property prepared by or for TRC (including interpretative data); provided, however, that: (1) TRC shall be under no obligation whatsoever to provide Owner with any financial information or any information regarding proprietary techniques or processes; (2) Owner shall rely and act on all information provided by TRC at Owner's sole risk; and (3) TRC shall have no liability on account of any such information received or acted on by Owner. Any non-public information received by Owner under this provision that is specifically marked by TRC as confidential shall be held as confidential at all times that this Agreement is in effect. TRC agrees to allow Owner or its agent (duly authorized in writing) to examine, at its place of storage, and take possession and ownership of any core or drill cuttings from the Property that were retained by TRC after termination of this Agreement. Owner shall have thirty (30) days within which to remove, at Owner's sole cost, such core or cuttings as Owner chooses to remove. TRC shall not be liable for the loss or destruction of core or cuttings not removed within the said thirty (30) day period.

10.   TITLE

10.1   Provision of Information. Upon request by TRC, Owner shall promptly furnish to TRC copies of all information in its possession or under its control relating to title to or description of the Property, including without limitation copies of any abstracts and certificates of title, title insurance policies, commitments for title insurance, title reports, memoranda or opinions of counsel, certificates of location, amendments or relocations, prior deeds, contracts, applications for patent, proofs of labor, maps, surveys and documents filed with any local, state or federal governmental agency. TRC shall promptly reimburse Owner for the costs of such copies. Upon execution of this Agreement, Owner shall provide to TRC any and all information in its possession or under its control regarding any existing or past industrial, milling, manufacturing, waste storage, exploration, development, mining, processing or beneficiating use of the Property. Pursuant to this Section 10.1, Owner shall only be obligated to provide to TRC information that is in its possession or under its control, and Owner shall not be obligated to obtain or provide any other information or documents.

10.2   Title Defects and Cure. If (1) in the reasonable opinion of TRC's counsel, Owner's title is defective, or (2) Owner's title is contested or challenged by any person, entity or governmental agency and Owner is unable or unwilling to promptly correct the defects or alleged defects in title, TRC may attempt, with all reasonable dispatch, to perfect, defend or initiate litigation to protect Owner's title, at TRC's sole risk and expense. All such expenses shall be credited as Exploration Expenditures. In that event, Owner shall execute all documents and shall take such other actions as are reasonably necessary to assist TRC in its efforts to perfect, defend or protect Owner's title.

10.3   Amendment and Relocation**.** Provided that TRC shall first give notice and obtain approval from the Owner, which approval shall not be unreasonably withheld, TRC shall have the right to relocate or amend or the location of any of the mining claims included in the Property whenever TRC reasonably deems such action desirable in order to perfect the mining claims, cure defective locations, include additional ground in the mining claims, convert the mining claims to mill sites or for any other reason. Any such relocation or amendment shall be made by TRC as agent for and in the name of Owner, except to the extent such mining claims are part of the Additional Lands included in this Agreement pursuant to Section 1.2 and such claims are owned by a third party. Any new locations resulting from such actions or relocations shall be deemed part of the Property and shall be subject to all of the terms and conditions of this Agreement. Any abandonment shall be subject to the provisions of Section 1.4.

10.4   Lesser Interest. If Owner's title to any mining claim or other parcel or tract within the Property from which production is made is less than 100%, then the Royalty payable under this Agreement shall be reduced to the same proportion as the undivided right and title actually owned by Owner bears to the entire undivided right and title to that claim, parcel or tract from which such production is made. All other payments and obligations required hereunder shall remain the same regardless of any actual or alleged title defects or lesser interest.

10.5   <u>No Limitation</u>. Nothing herein contained and no notice or action that may be taken under this Section 10 shall limit or detract from TRC's right to terminate this Agreement at any time.

10.6   <u>Liability</u>. TRC at any time may withdraw from or discontinue any action, activity or application undertaken or initiated by it pursuant to Section 10.2 or 10.3. TRC shall not be liable to Owner in any way (except for payment of any costs or obligations accrued before such withdrawal or discontinuance) if Owner is unsuccessful in, withdraws from or discontinues any such action, activity or application.

10.7   <u>Additional and After-Acquired Title</u>. If Owner subsequently acquires any further right, title or interest in or to the Property, Owner shall promptly provide TRC with written notice thereof, and such right, title and interest shall, without payment of additional consideration, become part of the Property subject to all of the terms and conditions of this Agreement.

11.   TERMINATION AND TERM

11.1   <u>By TRC</u>. TRC shall have the right to terminate this Agreement at any time upon notice to Owner specifying an effective termination date. Upon the effective date of such notice, this Agreement shall automatically terminate without further action of the Parties, and TRC shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination and those specified in Section 11.3.

11.2   <u>Default/Termination by Owner</u>. If TRC shall be in default in making any payment or performing any other obligation herein, Owner may give written notice to TRC of such default, setting forth in such notice the nature and details of such default. TRC shall have thirty (30) days after receiving a notice of default to remedy a default in payment, and thirty (30) days after receiving a notice of default with respect to any other default in which to commence to cure such default and thereafter to diligently prosecute such cure until completion. If TRC fails to cure or commence to cure the default within the times specified, or if TRC fails to contest such default by written notice to Owner within fifteen (15) days after receiving a notice of default from Owner, Owner may terminate this Agreement by written notice to TRC. If TRC contests the existence of a default, TRC shall initiate arbitration proceedings in accordance with Section 12 of this Agreement within the time periods specified above. If TRC disputes the default and the matter is submitted to arbitration, this Agreement and all rights granted to TRC under this Agreement shall not be terminated in whole or in part by Owner unless the arbitrator determines that TRC is in default and thereafter TRC fails to cure the default within the period specified in the arbitrator's decision or sixty (60) days after such default has been confirmed in arbitration, whichever is longer.

11.3   <u>Removal of Equipment/ Reclamation</u>. Following the termination of this Agreement pursuant to Section 11.1 or 11.2, TRC shall have no further rights or obligations hereunder other than such as have accrued prior to the date of such termination, except as provided in this Section 11.3, and DMYL shall be instructed to deliver the Reconveyance Deed to Owner. TRC shall within one hundred and twenty (120) days from the termination of the Agreement remove all structures, machinery, equipment and other property of every description placed upon the Property, provided that TRC shall not remove any underground ladders or timbers or stulls required for support of mine openings. All drill, mining, and other roads, sites, excavations and disturbances made by TRC shall be reclaimed to the written satisfaction of all federal, state and local regulatory agencies, except for any that Owner specifically directs in writing to be left in place. Such exceptions will become the sole responsibility of Owner who will assume liability and reclamation responsibility for such exceptions. The Property shall be left in a safe condition and in full compliance with all federal, state, county and local regulations and ordinances pertaining to reclamation and the environment. If TRC does not remove its structures, machinery or equipment during such period, Owner may, at its sole election, make arrangements to do so and the cost thereof shall be borne by TRC, or sell the equipment and retain any proceeds from such sale.

11.4 <u>Term</u>. Subject to Section 11.5 below, this Agreement shall terminate automatically twenty (20) years after the Execution Date, unless sooner terminated through exercise of the Option or as otherwise provided herein; provided, however, if the Option to Purchase has not been exercised, TRC shall have the right to extend this Agreement for additional one-year terms for a total of not more than ten (10) years, provided that TRC has fully performed all its obligations under this Agreement, and is conducting exploration, pre-development or mining activities on the Property on the date of expiration of the term being extended. TRC shall deliver written notice to Owner of its intention to exercise its right to extend the Agreement under this provision.

11.5 <u>Survival</u>. All representations, warranties and other provisions of this Agreement containing rights and obligations that are intended to continue beyond the termination of this Agreement shall survive such termination and remain in effect until their existence is of no benefit to either Party.

12. ARBITRATION

12.1 <u>Resolution of Disputes</u>. Any dispute, controversy or claim arising out of or relating to this Agreement or the subject matter of this Agreement, or the breach, termination or validity of this Agreement, shall be settled by binding arbitration as provided in this Section 12.

12.2 <u>Appointment of Arbitrator</u>. There shall be one arbitrator appointed by the Parties who shall be disinterested in the dispute, controversy or claim, shall have no connection with any Party and shall have knowledge or experience in the general subject matter to be arbitrated. If the Parties fail to agree on an arbitrator within twenty (20) days after arbitration is initiated, the Parties shall each submit the names of three arbitrators to the then current Executive Director of the Rocky Mountain Mineral Law Foundation who shall select the arbitrator from the names so submitted.

12.3 <u>Procedures</u>. The place of arbitration shall be at a location designated by the Arbitrator. If the Parties do not agree on a procedure, the then current Commercial Arbitration

Rules of the American Arbitration Association shall apply to the extent they are not inconsistent with this Section. The arbitrator shall apply the law as made applicable by the Agreement. Unless the procedure for discovery is otherwise agreed to by the Parties, the arbitrator, at the request of a Party, shall establish rules for pre-hearing discovery which shall comport with due process, expeditious determination of the issues and fairness. Unless otherwise agreed by the Parties, the depositions of no more than two witnesses on each side may be taken without the consent of the arbitrator. The Federal Rules of Civil Procedure shall govern all aspects of the depositions, including admissibility.

12.4   Award. The decision in the arbitration shall be rendered, unless otherwise agreed by the Parties, no later than thirty (30) days after the date the hearings were closed. The decision of the arbitrator shall be in writing and shall be final and binding on the Parties. If the Parties settle the dispute in the course of arbitration, such settlement shall be approved by the arbitrator on request of either Party and become the award. The arbitrator shall award reasonable attorney fees, arbitration fees and related costs incurred by the prevailing Party to the prevailing Party.

13.   OPERATIONS AND RELATED RIGHTS AND OBLIGATIONS

13.1   Conduct of Operations. TRC shall conduct its operations hereunder in a good and miner-like manner, and shall strictly and fully comply with all applicable federal, state and local laws, rules, regulations and ordinances. TRC shall obtain all required or applicable regulatory permits and authorizations, and post all required or applicable reclamation bonds, before making any disturbance on the Property. Nothing contained herein shall be construed, and no covenants shall be implied, to require TRC to open or develop any mine or mines on the Property or to perform any exploration, development or other work thereon at any time that TRC in its discretion determines not to conduct such activities, so long as TRC complies with the express requirements of this Agreement. Whether or not any such exploration, development, mining or other activities shall at any time be conducted and the location, manner, method, extent, rate and timing of such activities shall be determined within the sole and absolute discretion of TRC. Whenever TRC deems it necessary or advisable, it may discontinue or resume exploration, or development, from time to time during the term hereof.

13.2   Protection from Liens. TRC agrees to pay all expenses incurred in connection with its operations hereunder and to permit no liens arising from any act of TRC or its agents or contractors to remain upon the Property.

13.3   Annual Claim Maintenance Requirements. TRC shall perform all work, filings and payments required to maintain the Property pursuant to federal, state and county laws or regulations during the term of this Agreement. TRC shall pay all annual fees required to maintain the Property to the BLM, and shall provide Owner with evidence of such payment on or before August 1 of each year. TRC shall prepare and timely record each year with Inyo County appropriate affidavits documenting the intent to maintain the Property. TRC has fulfilled its obligation to reimburse Owner for claim maintenance fees paid to the BLM for the assessment year beginning September 1, 2006.

13.4   Commingling. TRC shall have the right of mixing or commingling, at any location and either underground or at the surface, any ores, metals, Minerals or mineral products from the Property and other properties, provided that TRC first shall provide to Owner a written statement describing in detail how commingling will be done. Owner shall then have thirty (30) days to object to such procedures. Any commingling dispute not resolved by the Parties within thirty (30) days thereafter shall be resolved by arbitration as provided herein. Such authorized commingling procedures shall be followed at all times prior to any mixing or commingling by TRC, and such procedures shall be the basis of allocation of the Royalty payable to Owner under this Agreement in the event of a sale by TRC of Minerals so mixed or commingled.

13.5   Cross-Mining Rights and Vertical Boundaries. Following exercise of the Option, TRC shall have cross-mining rights involving ores and minerals, waste materials, water, ventilation, mining machinery, mining equipment, and mining supplies as may be necessary, useful or convenient from time to time in the conduct of mining operations in, upon or under the Property or in, upon or under other properties owned or controlled by TRC in the area. Owner and TRC agree that vertical boundaries shall be applicable in determining ownership of Minerals and other materials from the Property. The Property shall not be used for the disposal of waste or overburden from any other property unless such disposal is done as part of an integrated mining operation involving concurrent commercial production from the Property.

13.6   Permits and Approvals. Owner understands that TRC may make efforts to obtain permits, licenses, rights, approvals or authorizations from governmental or private persons or entities in connection with the exercise by TRC of its rights under this Agreement. Upon request by TRC, Owner shall assist and cooperate fully with TRC in any such endeavors, including without limitation by the execution of pertinent documents, so long as such requests are reasonable and Owner is not required to incur more than nominal expense in doing so.

13.7   Indemnification and Insurance. TRC shall indemnify Owner against and hold Owner harmless from any suit, claim, judgment, demand or liability whatsoever arising out of TRC's ownership of the Property or any of the activities of TRC or its agents or contractors in the exercise of any of its rights pursuant to this Agreement. TRC shall maintain reasonable insurance to support the indemnification required by this Agreement in an amount of at least Two Million Dollars ($2,000,000.00) as comprehensive form general liability for each occurrence for combined bodily injury and property damage. Owner shall be named as co-insured under such policies and TRC shall provide Owner with a certificate of such insurance prior to the commencement of any operations under this Agreement or any entry onto the Property. TRC's obligations under this provision shall relate back and include any activities undertaken by TRC from and after August 7, 2006.

14.   ASSIGNMENTS AND TRANSFERS

TRC may not assign, sublease or otherwise transfer its interest in this Agreement without Owner's prior written consent in each instance, which shall not be unreasonably withheld. No assignment, sublease or transfer shall be effective against the non-transferring party until that party receives written notice of the transfer in accordance with Section 15. Any permitted transfer shall be binding upon and extend to the successors, heirs and assigns of the Parties. If TRC is merged into or acquired by another entity, the shares to be conveyed under Sections 4.1 and 6.1 shall be valued, at the election of Owner, as either equivalent shares of the new entity, or a cash value equal to the greater value of the closing price of TRC's shares on (i) the day of the announcement of the assignment, transfer or merger, or (ii) the day of the closing of the transaction.

15. NOTICES AND PAYMENTS

15.1 <u>Notices</u>. Any notice required to be given to Owner hereunder shall be in writing and shall be given by personal delivery or by registered or certified mail, return receipt requested, addressed as follows:

> Steven Van Ert
> P.O. Box 3785
> Chatsworth, CA 91313
>
> Noel Cousins
> P.O. Box 37061
> Tucson, AZ 85740

With copy to:

> John C. Lacy, Esq.
> DeConcini McDonald Yetwin & Lacy, P.C.
> 2525 East Broadway Boulevard, Suite 200
> Tucson, AZ 85716-5300
> (520) 322-5000

and any notice given to TRC shall be in writing and shall be given by personal delivery or by registered or certified mail, return receipt requested, addressed as follows:

> Timberline Resources Corporation
> 1100 East Lakeshore Drive, Suite 301
> Coeur d'Alene, ID 83814

Either Party may, by notice to the other given as aforesaid, change its mailing address for future notices. All such notices shall be effective upon personal delivery or upon the deposit thereof in the United States mail with postage prepaid and addressed as aforesaid.

15.2 <u>Payments</u>. All payments to Owner and all deliveries of shares to Owner shall be allocated between the two persons constituting Owner as provided herein, and shall be delivered in accordance with Section 15.1 above. Either of the persons constituting Owner may from time to time notify TRC to deliver payments or shares to a bank account or agent, and TRC shall comply with such notices.

16.   TAXES

16.1   <u>Real and Personal Property Taxes</u>.   During the term of this Agreement (and thereafter if the Option is exercised), TRC shall timely pay all ad valorem and real property taxes and assessments levied upon, assessed against or relating to the Property and all taxes and assessments levied or assessed upon or against the personal property of TRC located on or about the Property.   Upon termination of this Agreement (other than by exercise of the Option), any applicable taxes shall be prorated as of the effective date of termination, provided, however, that if TRC's activities have resulted in a different taxing status of the Property, TRC shall remain responsible for any increase in taxes until the new taxing status is removed unless Owner consents to such new taxing status.

16.2   <u>Taxes Related to Operations</u>.   During the term of this Agreement (and thereafter if the Option is exercised), TRC shall pay all taxes, assessments and fees imposed or assessed in connection with the production of Minerals from the Property or other activities of TRC pursuant to this Agreement, including without limitation any net proceeds, production, occupation, sales, severance, privilege, or other similar or related taxes.

16.3   <u>Cooperation</u>.   Owner shall promptly furnish to TRC all bills, demands, notices or statements received by Owner that relate to any tax, assessment or fee for which TRC is responsible under the provisions of this Section 16.

17.   FORCE MAJEURE

If TRC is delayed or interrupted in or prevented from exercising its rights or performing its obligations, as herein provided, by reasons of "force majeure," then, and in all such cases, TRC shall be excused, without liability, from performance of its obligations set forth in this Agreement (except as to obligations to pay money or transfer common stock), but the provisions shall again come into full force and effect upon the termination of the period of delay, prevention, disability or condition.   TRC shall notify Owner of the beginning and ending date of any period of force majeure and the period of time required for performance under this Agreement shall be extended for the period of the disability.   "Force majeure" includes all disabilities arising from causes beyond the reasonable control of TRC; including, without limitation, acts of God, accidents, fires, damages to facilities, labor troubles, unavailability of fuels, supplies and equipment, unusually severe weather, orders or requirements of courts or government agencies, or the inability to obtain environmental clearance or operating permits that may be required by governmental authorities.

18.   GENERAL

18.1   <u>Memorandum</u>.   Upon execution of this Agreement, the Parties shall also execute and record, in the real property records of Inyo County, California, a memorandum of this Agreement to provide public notice of this Agreement. In the event of any conflict or inconsistency between this Agreement and the memorandum, this Agreement shall control. This Agreement shall not be recorded by either Party.

18.2   Governing Law. This Agreement shall be governed by the laws of the State of California, and by the laws, rules and regulations of the United States of America applicable to the location and possession of, and title to, the mining claims subject hereto.

18.3   Interpretation and Enforcement. If any court or administrative body (including any arbitrators under Section 12) of competent jurisdiction determines that any provision of this Agreement is unenforceable, illegal or in conflict with any federal, state or local law, the Parties shall petition (or shall hereby be deemed to have petitioned) such court or administrative body to reform such provision in such a way as to carry out the intent of the Parties to the maximum extent permissible. However, if the court or administrative body declines to so act, such provision shall be considered severable from the rest of this Agreement and the other provisions of this Agreement shall remain unaffected and in full force and effect, and this Agreement shall be construed and enforced as if it did not contain such provision. Subject to the preceding sentences of this Section 18.3, no modification or alteration of this Agreement shall be effective unless in writing and executed by all Parties. The headings used in this Agreement are for convenience only and shall be disregarded in construing this Agreement. This Agreement shall be construed as though both Parties jointly drafted it. This Agreement may be specifically enforced. In the case of any judicial proceeding, each of the Parties, on behalf of themselves and their successors, hereby attorns to the exclusive jurisdiction of the courts of the State of California or the federal district court for the District of California, as may be applicable, in respect of any disputes arising hereunder, with venue to be in Inyo County, California or the nearest federal court, as the case may be.

18.4   Good Faith and Fair Dealing. The Parties shall be under obligations of good faith and fair dealing with respect to all conduct and actions related to this Agreement.

18.5   Waiver. Failure by Owner at any time, or from time to time, to enforce or to require strict observance of any of the terms of this Agreement shall not constitute a waiver thereof, nor limit or impair such terms in any respect. In addition, any such failure shall not affect Owner's right to avail itself at any time of such remedies as it may have for any default hereunder by TRC.

18.6   Entire Agreement. This Agreement and the attached Exhibits set forth the entire, complete and final agreement between the Parties with respect to the subject matter hereof and supersede all prior negotiations and agreements between the Parties with respect to the subject matter of this Agreement, including but not limited to the Memorandum of Understanding and the Original Lease insofar as the Memorandum of Understanding and the Original Lease relate to the Property.

18.7   Perpetuities. Notwithstanding any provision of this Agreement to the contrary,



at all, so as to vest such interest in the acquirer within a period of time measured by the lives of the Owners plus twenty-one (21) years after the Effective Date.

18.8 Binding Effect. All covenants, conditions and terms of this Agreement shall be deemed to run with the land and shall be binding upon and inure to the benefit of the Parties and their permitted successors and assigns.

18.9 Execution. This Agreement may be executed in multiple counterparts and all counterparts taken together shall be deemed to constitute one and the same document. This Agreement may be executed and delivered by facsimile or electronic transmission.

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the Effective Date.

Owner:

7-18-07

STEVEN VAN ERT

7/17/07

NOEL COUSINS

TRC:

TIMBERLINE RESOURCES CORPORATION, an Idaho corporation

By 7/18/07

Paul E. Dircksen,
Vice President - Exploration

By 7/18/07

John A. Swallow
Chief Executive Officer

Exhibit A

Property

The "Property" consists of the following unpatented lode mining claims situated in Inyo County, California, the names of which, the serial number assigned by the California State Office of the Bureau of Land Management and the place of record of the location notice thereof in the official records of Inyo County are as follows:

CLAIM NAME	BLM CAMC #	COUNTY RECORDING #
CM 1	CAMC 267755	96/108
CM 2	CAMC 267756	96/109
CM 3	CAMC 267757	96/110
CM 4	CAMC 267758	96/111
CM 5	CAMC 267759	96/112
CM 6	CAMC 267760	96/113
CM 7	CAMC 267761	96/114
CM 8	CAMC 267762	96/115
CM 9	CAMC 267763	96/116
CM 10	CAMC 267764	96/117
CM 11	CAMC 267765	96/118
CM 12	CAMC 267766	96/119
CM 13	CAMC 267767	96/120
CM 14	CAMC 267768	96/121
CM 15	CAMC 267769	96/122
CM 16	CAMC 267770	96/123
CM 17	CAMC 267771	96/124
CM 29	CAMC 267776	96/129
CM 31	CAMC 267778	96/131
CM 33	CAMC 267780	96/133

CLAIM NAME	BLM CAMC #	COUNTY RECORDING #
CM 40	CAMC 267787	96/140
CM 42	CAMC 267788	96/141
CM 44	CAMC 267789	96/142
CM 63	CAMC 267805	96/158
CM 64	CAMC 267806	96/159
CM 66	CAMC 267808	96/161
CM 67	CAMC 267809	96/162
CM 68	CAMC 267810	96/163
CM 69	CAMC 267811	96/164
CM 70	CAMC 267812	96/165
FAT 147	CAMC 269062	96/1832
FAT 148	CAMC 269063	96/1833
FAT 149	CAMC 269064	96/1834
FAT 150	CAMC 269065	96/1835
FAT 151	CAMC 269066	96/1836
FAT 152	CAMC 269067	96/1837
FAT 153	CAMC 269068	96/1838
FAT 154	CAMC 269069	96/1839
FAT 155	CAMC 269070	96/1840
FAT 156	CAMC 269071	96/1841
FAT 157	CAMC 269072	96/1842
FAT 158	CAMC 269073	96/1843
FAT 159	CAMC 269074	96/1844
FAT 160	CAMC 269075	96/1845
FAT 161	CAMC 269076	96/1846
FAT 162	CAMC 269077	96/1847

CLAIM NAME	BLM CAMC #	COUNTY RECORDING #
FAT 163	CAMC 269078	96/1848
FAT 164	CAMC 269079	96/1849
FAT 165	CAMC 269080	96/1850
FAT 166	CAMC 269081	96/1851
FAT 167	CAMC 269082	96/1852
FAT 168	CAMC 269083	96/1853
FAT 171	CAMC 270065	96/4464
FAT 172	CAMC 270066	96/4465
FAT 173	CAMC 270067	96/4466
FAT 174	CAMC 270068	96/4467
FAT 175	CAMC 270069	96/4468
FAT 176	CAMC 270070	96/4469
FAT 177	CAMC 270071	96/4470
FAT 178	CAMC 270072	96/4471
FAT 179	CAMC 270073	96/4472
FAT 180	CAMC 270074	96/4473
FAT 181	CAMC 270075	96/4474
FAT 182	CAMC 270076	96/4475
FAT 183	CAMC 270077	96/4476
FAT 184	CAMC 270078	96/4477
FAT 185	CAMC 270079	96/4478
FAT 186	CAMC 270080	96/4479
FAT 191	CAMC 270085	96/4484
FAT 193	CAMC 270088	96/4486
FAT 195	CAMC 270089	96/4488
FAT 197	CAMC 270090	96/4490

CLAIM NAME	BLM CAMC #	COUNTY RECORDING #
FAT 199	CAMC 270093	96/4492
FAT 211	CAMC 271324	97/0726
FAT 213	CAMC 271326	97/0728
FAT 215	CAMC 271328	97/0730
FAT 217	CAMC 271330	97/0732
FAT 219	CAMC 271332	97/0734
FAT 221	CAMC 271334	97/0736
FAT 223	CAMC 271336	97/0738
FAT 225	CAMC 271338	97/0740
Mesa #3	CAMC 264621	94/4291
Mesa #21	CAMC 264622	94/5693
Mesa #23	CAMC 264623	94/5694
Mesa #24	CAMC 264624	94/5695
Mesa # 26	CAMC 265625	94/5696
Mesa #4	CAMC 267098	95/4130
Mesa #5	CAMC 267099	95/4131
Mesa #6	CAMC 267100	95/4132
Mesa #7	CAMC 267101	95/4133
Mesa #8	CAMC 267102	95/4134
Mesa #9	CAMC 267103	95/4135
Mesa #10	CAMC 267104	95/4136
Mesa #11	CAMC 267105	95/4137
Mesa #12	CAMC 267106	95/4138
Mesa #13	CAMC 267107	95/4139
Mesa #25	CAMC 267108	95/4140
CMP 1	CAMC 280789	03/1109

CLAIM NAME	BLM CAMC #	COUNTY RECORDING #
CMP 2	CAMC 280790	03/1110
CMP 3	CAMC 280791	03/1111
CMP 4	CAMC 280792	03/1112
CMP 5	CAMC 280793	03/1113
CMP 6	CAMC 280794	03/1114
CMP 7	CAMC 280795	03/1115
MP 1	CAMC 286713	06/5246
MP 2	CAMC 286714	06/5247
MP 3	CAMC 286715	06/5248
MP 4	CAMC 286716	06/5249
MP 5	CAMC 286717	06/5250
MP 6	CAMC 286718	06/5251
MP 7	CAMC 286719	06/5252
MP 8	CAMC 286720	06/5253
MP 9	CAMC 286721	06/5254
MP 10	CAMC 286722	06/5255
MP 11	CAMC 286723	06/5256
MP 12	CAMC 286724	06/5257
MP 13	CAMC 286725	06/5258
MP 14	CAMC 286726	06/5259
MP 15	CAMC 286727	06/5260
MP 16	CAMC 286728	06/5261
MP 17	CAMC 286729	06/5262
CGL 1	CAMC 286730	06/5263
CGL 2	CAMC 286731	06/5264
CGL 3	CAMC 286732	06/5265

CLAIM NAME	BLM CAMC #	COUNTY RECORDING #
CGL 4	CAMC 286733	06/5266
CGL 5	CAMC 286734	06/5267
CGL 6	CAMC 286735	06/5268
CGL 7	CAMC 286736	06/5269
CGL 8	CAMC 286737	06/5270
CGL 9	CAMC 286738	06/5116
CGL 10	CAMC 286739	06/5115
CGL 11	CAMC 286740	06/5117
CGL 12	CAMC 286741	06/5118
CGL 13	CAMC 286742	06/5119
CGL 14	CAMC 286743	06/5120
CGL 16	CAMC 286744	06/5121
CGL 18	CAMC 286745	06/5122
CGL 29	CAMC 286746	06/5271
CGL 30	CAMC 286747	06/5272
CGL 31	CAMC 286748	06/5273
CGL 32	CAMC 286749	06/5274
CGL 33	CAMC 286750	06/5275
CGL 34	CAMC 286751	06/5276
CGL 35	CAMC 286752	06/5277
CGL 36	CAMC 286753	06/5278
CGL 37	CAMC 286754	06/5123
CGL 38	CAMC 286755	06/5124
CGL 39	CAMC 286756	06/5125
CGL 40	CAMC 286757	06/5126
CGL 41	CAMC 286758	06/5127

CLAIM NAME	BLM CAMC #	COUNTY RECORDING #
CGL 42	CAMC 286759	06/5128
CGL 43	CAMC 286760	06/5129
CGL 44	CAMC 286761	06/5130
CGL 45	CAMC 286762	06/5131
CGL 46	CAMC 286763	06/5132
CGL 47	CAMC 286764	06/5133
CGL 48	CAMC 286765	06/5134
CGL 49	CAMC 286766	06/5279
CGL 50	CAMC 286767	06/5280
CGL 51	CAMC 286768	06/5281
CGL 52	CAMC 286769	06/5282
CGL 53	CAMC 286770	06/5283
CGL 54	CAMC 286771	06/5284
CGL 55	CAMC 286772	06/5285
CGL 56	CAMC 286773	06/5286
CGL 57	CAMC 286774	06/5287
CGL 58	CAMC 286775	06/5288
CGL 59	CAMC 286776	06/5289
CGL 60	CAMC 286777	06/5290
CGL 61	CAMC 286778	06/5291
CGL 62	CAMC 286779	06/5292
CGL 63	CAMC 286780	06/5135
CGL 64	CAMC 286781	06/5136
CGL 65	CAMC 286782	06/5137
CGL 66	CAMC 286783	06/5138
CGL 67	CAMC 286784	06/5139

CLAIM NAME	BLM CAMC #	COUNTY RECORDING #
CGL 68	CAMC 286785	06/5140
CGL 69	CAMC 286786	06/5293
CGL 70	CAMC 286787	06/5294
CGL 71	CAMC 286788	06/5295
CGL 72	CAMC 286789	06/5296
CGL 73	CAMC 286790	06/5297
CGL 74	CAMC 286791	06/5298
CGL 75	CAMC 286792	06/5299
CGL 76	CAMC 286793	06/5300
CGL 77	CAMC 286794	06/5301
CGL 78	CAMC 286795	06/5302
CGL 79	CAMC 286796	06/5303
CGL 81	CAMC 286797	06/5304
CGL 83	CAMC 286798	06/5305
CGL 85	CAMC 286799	06/5306
CGL 86	CAMC 286800	06/5307
CGL 87	CAMC 286801	06/5308
CGL 88	CAMC 286802	06/5309
CGL 89	CAMC 286803	06/5310
CGL 90	CAMC 286804	06/5311
CGL 91	CAMC 286805	06/5312
CGL 92	CAMC 286806	06/5313
CGL 93	CAMC 286807	06/5314
CGL 94	CAMC 286808	06/5315
CGL 95	CAMC 286809	06/5316
CGL 300	CAMC 286810	06/5317

CLAIM NAME	BLM CAMC #	COUNTY RECORDING #
CGL 301	CAMC 286811	06/5318
CGL 302	CAMC 286812	06/5319
CGL 303	CAMC 286813	06/5320
CGL 304	CAMC 286814	06/5321
CGL 305	CAMC 286815	06/5322
CGL 306	CAMC 286816	06/5323
CGL 307	CAMC 286817	06/5324
CGL 308	CAMC 286818	06/5325
CGL 309	CAMC 286819	06/5326
CGL 310	CAMC 286820	06/5327
CGL 311	CAMC 286821	06/5328
CGL 312	CAMC 286822	06/5329
CGL 313	CAMC 286823	06/5330
CGL 314	CAMC 286824	06/5331
CGL 315	CAMC 286825	06/5332
CGL 316	CAMC 286826	06/5333
CGL 317	CAMC 286827	06/5334
CGL 318	CAMC 286828	06/5335
CGL 319	CAMC 286829	06/5336
CGL 320	CAMC 286830	06/5337
CGL 321	CAMC 286831	06/5338
CGL 322	CAMC 286832	06/5339
CGL 323	CAMC 286833	06/5340
CGL 324	CAMC 286834	06/5341
CGL 325	CAMC 286835	06/5342
CGL 326	CAMC 286836	06/5343

CLAIM NAME	BLM CAMC #	COUNTY RECORDING #
CGL 327	CAMC 286837	06/5344
CGL 328	CAMC 286838	06/5345
CGL 329	CAMC 286839	06/5346
CGL 330	CAMC 286840	06/5347
CGL 331	CAMC 286841	06/5348
CGL 332	CAMC 286842	06/5349
CGL 333	CAMC 286843	06/5350
CGL 401	CAMC 286844	06/5351
CGL 402	CAMC 286845	06/5352
CGL 403	CAMC 286846	06/5353
CGL 404	CAMC 286847	06/5354
CGL 405	CAMC 286848	06/5355
CGL 406	CAMC 286849	06/5356
CGL 407	CAMC 286850	06/5357
CGL 408	CAMC 286851	06/5358
CGL 409	CAMC 286852	06/5359
CGL 410	CAMC 286853	06/5360
CGL 411	CAMC 286854	06/5361
CGL 412	CAMC 286855	06/5362
CGL 413	CAMC 286856	06/5363
CGL 414	CAMC 286857	06/5364
CGL 415	CAMC 286858	06/5365
CGL 416	CAMC 286859	06/5366
CGL 417	CAMC 286860	06/5367
CGL 418	CAMC 286861	06/5368

Exhibit B

Transfer Deed

AFTER RECORDING, PLEASE RETURN TO:
Timberline Resources Corporation
1100 East Lakeshore Drive, Suite 301
Coeur d'Alene, Idaho 83814

MINING DEED
(With Reservation of Royalty)

This Mining Deed ("Deed") is made effective as of _____, 2007, by and between STEVEN VAN ERT, an unmarried man, and NOEL COUSINS, an unmarried man ("Grantor"), and TIMBERLINE RESOURCES CORPORATION, an Idaho corporation whose address is 1100 East Lakeshore Drive, Suite 301, Coeur d'Alene, Idaho 83814 ("Grantee").

WITNESSETH

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantor and Grantee undertake and agree as follows:

1.   Conveyance of Mining Claims. Grantor hereby quitclaims to Grantee the unpatented lode mining claims described in **Exhibit 1** attached hereto and by reference made a part hereof (the "Claims"), together with any improvements located thereon, any ores, minerals, waste dumps, tailings materials and mineral rights belonging or in any way appertaining thereto, and any water rights, easements, rights-of-way, access rights and other appurtenances thereto; RESERVING, however, unto Grantor the Royalty and related rights set forth in Section 3 hereof.

2.   Representations and Warranties. Grantor makes no representations or warranties regarding the validity or ownership of the Claims. Grantee represents and warrants to Grantor that Grantee has the full right, power and capacity to enter into and perform this Deed upon the terms set forth herein, and doing so will not be in breach of any other agreement to which Grantee is a party. Grantee is a corporation in good standing under the laws of Idaho. All corporate and other actions required to authorize Grantee to enter into and perform this Deed have been properly taken. The person signing this Deed for Grantee has proper corporate authority to do so as Grantee's Chief Executive Officer.

3.   Reservation of Royalty. Grantor reserves, and Grantee agrees to pay, a four percent (4.0%) net smelter returns production royalty from any production and sale of minerals from the Claims, to be determined and paid in accordance with the provisions of **Exhibit 2** attached hereto and by reference made a part hereof (the "Royalty"), which Royalty shall run with the Claims (including any amendments or relocations thereof) and the land within the Claims and

shall be binding upon Grantee and any and all successors to Grantee, such that Grantor shall be entitled to the Royalty regardless of who owns or mines the Claims.

4.   Survival of Mineral Agreement. This Deed is given pursuant to that certain Mineral Agreement dated _____, 2007 (but effective September 15, 2006) by and between Grantor and Grantee ("Mineral Agreement"), the terms and conditions of which shall survive the execution and delivery of this Deed.

5.   Construction. This Deed shall be construed in accordance with and governed by the laws of the State of California without regard for choice of laws or conflict of laws principles that would require or permit the application of the laws of any other jurisdiction.

6.   Binding Effect. This Deed shall inure to the benefit of and be binding upon the parties and their respective successors and assigns.

7.   Execution. This Deed may be executed in counterparts, all of which taken together shall constitute a single and complete instrument.

IN WITNESS WHEREOF, Grantor and Grantee have executed this Deed on the dates indicated in the acknowledgements below, but effective as of the date first set forth above.

Grantor:

_____
STEVEN VAN ERT

_____
NOEL COUSINS

Grantee:

TIMBERLINE RESOURCES CORPORA-TION, an Idaho corporation

By _____
John Swallow, Chief Executive Officer

STATE OF CALIFORNIA   )
                               : ss.
COUNTY OF _____)

      On this _____ day of _____, 2007, personally appeared before me, a Notary Public, STEVEN VAN ERT, who acknowledged that he executed the above instrument.

[seal]   _____
                                        NOTARY PUBLIC, residing in
My commission expires: _____

_____

STATE OF ARIZONA   )
                              : ss.
COUNTY OF _____)

      On this _____ day of _____, 2007, personally appeared before me, a Notary Public, NOEL COUSINS, who acknowledged that he executed the above instrument.

[seal]   _____
                                        NOTARY PUBLIC, residing in
My commission expires: _____

_____

STATE OF IDAHO   )
) ss.
COUNTY OF _____)

      On this _____ day of _____, 2007, personally appeared before me, a Notary Public, John Swallow, the Chief Executive Officer of TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, who acknowledged that he executed the above instrument on behalf of said corporation.

[seal]   _____
                                        NOTARY PUBLIC, residing in
My commission expires: _____

_____

Exhibit 1

Claims

(Attach Exhibit A from Mineral Agreement)

Exhibit 2

Royalty

1. <u>Royalty</u>. Grantee shall pay to Grantor (allocating 85% to Steven Van Ert and 15% to Noel Cousins) the production Royalty of four percent (4.0%) of the Net Smelter Returns from all Minerals mined and removed from the Claims. "<u>Minerals</u>" shall mean any and all mineral substances of any nature as may be subject to location under the General Mining Law of the United States, together with any rights to sand, gravel and other common minerals or materials that may be exercised by virtue of holding such mining claims or that may be otherwise obtained by Grantee. Notwithstanding any other provision of this Deed, the Royalty shall be payable only with respect to Minerals that are ultimately and actually recovered and for which Grantee receives payment or consideration. Grantee shall have no obligation to pay any Royalty on Minerals extracted from the Claims for testing purposes, including without limitation for bulk samples, assays, geochemical analyses, amenability to milling and recovery determinations, pilot plant tests and test trommel operations, unless and until such Minerals are subsequently sold.

2. <u>Net Smelter Returns.</u> "<u>Net Smelter Returns</u>" shall mean the actual sale proceeds received by Grantee from the sale of Minerals to a smelter, refinery or other processor (as reported on the smelter settlement sheet) less only the following expenses actually incurred and borne by Grantee: (i) the actual costs of freighting or transporting said Minerals from the mine or mill to the point or points of sale (including without limitation costs of loading, transporting and insuring the ores, metals, minerals and concentrates in transit), unless already deducted by the purchaser; and (ii) all charges and costs of or relating to smelting and refining (including without limitation sampling, assaying and weighing charges), unless already deducted by the purchaser. If such smelter is owned or controlled by Grantee or any of its affiliates, then charges, costs and penalties for such operations shall mean (for the purposes of calculating Net Smelter Returns) the amount that Grantee would have incurred if such operations were carried out at facilities not owned or controlled by Grantee then offering comparable services for comparable products on prevailing terms. For avoidance of doubt, in calculating Net Smelter Returns there shall not be any deduction for any costs of mining, or any costs of transporting Minerals to the mill, or any costs of processing Minerals other than said smelting and refining costs.

3. <u>Advance Minimum Royalty Payments</u>. If Grantee exercises the option granted to it in Section 6.1 of the Mineral Agreement, then each year on or before the anniversary date of the option exercise for so long as any of the Claims (or any amendments, relocations or replacements thereof) exist, Grantee shall pay Grantor (allocating 85% to Steven Van Ert and 15% to Noel Cousins) the sum of One Hundred Fifty Thousand Dollars ($150,000), which amount shall be a credit against any Royalty owing on the production of Minerals during the following one-year period. This amount shall be a minimum royalty and shall not be credited against Royalty on production for any subsequent or other time period.

4. <u>Relinquishment of Claims</u>. If Grantee desires to abandon or relinquish any of the Claims (or any amendments, relocations or replacements thereof), then Grantee shall first provide

written notice thereof to Grantor, specifying which of the Claims are to be abandoned or relinquished, and within thirty (30) days from and after such notice Grantor may elect to receive all or any of such Claims by notice to Grantee. In such a case, Grantee shall, rather than abandoning or relinquishing such Claims, deliver to Grantor a duly executed deed in recordable form conveying to Grantor (85% to Steven Van Ert and 15% to Noel Cousins as tenants in common) all of Grantee's rights, title and interest in the Claims so elected by Grantor and warranting the absence of any lien or encumbrance arising by, through or under Grantee. For avoidance of doubt, the parties acknowledge that Grantor may elect to take ownership of all, none or some portion of the Claims to be abandoned or relinquished, in Grantor's discretion.

5. <u>Royalty Payments</u>

A. <u>Generally</u>. Royalty payments shall be made by Grantee, to such addresses or bank account as Grantor may direct in writing, on or before the last day of each calendar month for all Minerals sold during the preceding calendar month by Grantee.

B. <u>Provisional Payments</u>. If any Royalty becomes due and payable prior to final settlement with a smelter, refiner or other bona fide purchaser, or prior to Grantee's final determination of all of the facts necessary to calculate the amount of Royalty payable to Grantor with respect to commingled Minerals, then Grantee shall pay to Grantor a provisional Royalty based upon Grantee's then current estimates of such facts and the preliminary settlement with the smelter, refiner or other bona fide purchaser. Payments of provisional Royalty shall be subject to subsequent adjustment in accordance with Section 5.C below.

C. <u>Adjustments</u>. If Grantee determines that any Royalty payment made pursuant to this Deed was underpaid or overpaid, then Grantee shall correct such overpayment or underpayment by adjustment to the amount of the next subsequent payment.

D. <u>Taking In Kind</u>. Grantor may, by notice to Grantee, elect to receive Royalty in the form of doré, in which case Grantor shall make arrangements for the acceptance and transfer of doré as will accommodate Grantee's normal shipping schedule. For purposes of determining the credits for minimum royalty obligations, the value of Royalty taken in kind shall be based on the contained value of such ores or concentrates as of the date of delivery to Grantor. Contained value shall be based on assays performed as a part of the sale by Grantee of similar doré and the spot metal prices published in *Metals Week* or other generally acceptable industry guide for the date of transfer.

E. <u>Statement</u>. At such time as Grantee makes any payment of Royalty or provisional Royalty to Grantor, Grantee shall provide Grantor a brief written statement setting forth the manner in which such payment of Royalty or provisional Royalty was calculated and shall include settlement sheets and such other documentation as will allow Grantor to readily understand and verify the calculation of the Royalty payment.

6. <u>Audits</u>. All Royalty payments made during each calendar year shall be considered

final and in full satisfaction of all obligations of Grantee with respect thereto (except in the event of fraud or intentional misrepresentation), unless Grantor gives Grantee written notice describing and setting forth a specific objection to the determination thereof within six (6) months following the end of the calendar year during which such Royalty payments were paid. Grantor shall have the right, upon reasonable notice and at reasonable times, to have Grantee's accounts and records relating to mining operations and Royalty calculations audited by an independent auditor. If such audit determines that there has been a deficiency or an excess in the payment(s) made to Grantor, such deficiency or excess shall be resolved by adjusting the next monthly Royalty payment due hereunder, or by direct payment if no monthly Royalty payment follows the audit determination, or such payment is insufficient to fully adjust for such deficiency or excess. Grantor shall pay all costs of such audit unless a deficiency of five percent (5%) or more of the amount due to Grantor is determined to exist. Grantee shall pay the costs of such audit if a deficiency of five percent (5%) or more of the amount due to Grantor is determined to exist. All books and records used by Grantee to calculate Royalty due hereunder shall be kept in accordance with generally accepted accounting principles, consistently applied. Failure on the part of Grantor to provide a notice of objection within the six-month period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon (by Grantor or Grantee) except where fraud or intentional misrepresentation can be shown.

7. <u>Other Minerals</u>. If non-metallic minerals are produced from the Claims, Grantor shall be entitled to a production royalty of eight percent (8.0%) of the gross receipts received by Grantee for the sale of such non-metallic minerals, without any deductions therefrom.

[End]

Exhibit C

Reconveyance Deed

AFTER RECORDING, PLEASE RETURN TO:
Steven Van Ert
P.O. Box 3785
Chatsworth, CA 91313

MINING DEED

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, TIMBERLINE RESOURCES CORPORATION, an Idaho corporation whose address is 1100 East Lakeshore Drive, Suite 301, Coeur d'Alene, ID 83814 ("Grantor") hereby conveys to STEVEN VAN ERT (an unmarried man whose address is P.O. Box 3785, Chatsworth, California 91313) an undivided eighty-five percent (85.0%) interest, and to NOEL COUSINS (an unmarried man whose address is P.O. Box 37061, Tucson, Arizona 85740) an undivided fifteen percent (15.0%) interest, as tenants in common (collectively, "Grantees"), in and to all of the unpatented lode mining claims described in **Exhibit 1** attached hereto and by reference made a part hereof (the "Claims"), which Claims are located in Inyo County, California, together with any improvements located thereon, any ores, minerals, waste dumps, tailings materials and mineral rights belonging or in any way appertaining thereto, and any water rights, easements, rights-of-way, access rights and other appurtenances thereto.

Grantor warrants that the Claims are free and clear of any liens, claims or encumbrances arising by, through or under Grantor. Grantor further warrants that it has the full right, power and capacity to execute and deliver this Mining Deed; that doing so will not be in breach of any agreement to which Grantor is a party; that Grantor is a corporation in good standing under the laws of Idaho; that all corporate and other actions required to authorize Grantor to execute and deliver this Mining Deed have been properly taken; and that the person signing this Mining Deed for Grantor has proper corporate authority to do so as Grantor's Chief Executive Officer.

This Mining Deed is executed and delivered pursuant to that certain Mineral Agreement dated _____, 2007 (but effective September 15, 2006) by and between Grantor and Grantees, the terms and conditions of which shall survive the execution and delivery of this Mining Deed.

IN WITNESS WHEREOF, Grantor has caused this Mining Deed to be executed by its duly authorized representative on the date indicated in the acknowledgement below, to be effective as of that date.

Grantor:

TIMBERLINE RESOURCES CORPORA-
TION, an Idaho corporation

By _____
John Swallow, Chief Executive Officer

STATE OF IDAHO   )
) ss.
COUNTY OF _____)

On this _____ day of _____, 2007, personally appeared before me, a Notary Public, John Swallow, the Chief Executive Officer of TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, who acknowledged that he executed the above instrument on behalf of said corporation.

[seal]   _____
                                         NOTARY PUBLIC, residing in
My commission expires: _____

_____

Exhibit 1

<u>Claims</u>

(Attach Exhibit A from Mineral Agreement)

Exhibit D

Royalty Conveyance

AFTER RECORDING, PLEASE RETURN TO:
Timberline Resources Corporation
1100 East Lakeshore Drive, Suite 301
Coeur d'Alene, ID 83814

CONVEYANCE OF ROYALTY INTEREST

This Conveyance of Royalty Interest is made this _____ day of _____, 200___, by and between STEVEN VAN ERT (an unmarried man) as to an eighty-five percent (85.0%) undivided interest, and NOEL COUSINS (an unmarried man) as to a fifteen percent (15.0%) undivided interest ("Grantor"), and TIMBERLINE RESOURCES CORPORATION, an Idaho corporation whose address is 1100 East Lakeshore Drive, Suite 301, Coeur d'Alene, Idaho 83814 ("Grantee").

WITNESSETH

A.   Grantor and Grantee are parties to that certain Mineral Agreement dated _____, 2007 but effective September 15, 2006 (the "Agreement") involving the unpatented lode mining claims described in **Exhibit 1** attached hereto and by reference made a part hereof (the "Property"), a memorandum of which was recorded in the Inyo County, California, real property records on _____, 2007, as Reception No. _____, in Book _____, at Page _____. The Property is located in Inyo County, California. All capitalized terms used in this document shall have the meanings ascribed to them in the Agreement, unless otherwise defined in this document.

B.   Pursuant to the Agreement, Grantee agreed to pay to Grantor a production Royalty of four percent (4.0%) of Net Smelter Returns upon all Minerals mined and removed from the Property, and Grantor granted Grantee a Royalty Reduction Option to purchase from Grantor one-quarter of the four percent (4.0%) Royalty (that is, an option to reduce the Royalty payable to Grantor from four percent to three percent).

C.   Grantee has exercised its Royalty Reduction Option to purchase from Owner one-quarter of the four percent (4.0%) Royalty, and has paid to Grantor the Royalty Reduction Payment required under the Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantor hereby conveys and assigns to Grantee one-fourth of the four percent (4.0%) Royalty, and the parties agree that, from and after the date of this instrument, the Royalty shall be owned as follows:

Grantor owns a three percent (3.0%) Royalty, to be allocated eighty-five percent (85.0%) to Steven Van Ert and fifteen percent (15.0%) to Noel Cousins.

Grantee owns a one percent (1.0%) Royalty, which shall be deemed to have terminated by merger of said Royalty interest with and into Grantee's ownership of the Property.

Grantor's conveyance is made without any warranties or representations except that the Royalty interest conveyed to Grantee is free and clear of any liens, claims or encumbrances arising by, through or under Grantor.

IN WITNESS WHEREOF, Grantor and Grantee have executed this instrument on the dates indicated in the acknowledgements below, but effective as of the date first set forth above.

Grantor:

_____

STEVEN VAN ERT

_____

NOEL COUSINS

Grantee:

TIMBERLINE RESOURCES CORPORA-
TION, an Idaho corporation

By _____
John Swallow, Chief Executive Officer

STATE OF CALIFORNIA   )
                            : ss.
COUNTY OF _____)

  On this _____ day of _____, 200___, personally appeared before me, a Notary Public, STEVEN VAN ERT, who acknowledged that he executed the above instrument.

[seal]
                   _____
                   NOTARY PUBLIC, residing in

My commission expires:
                   _____
_____

STATE OF ARIZONA   )
                            : ss.
COUNTY OF _____)

  On this _____ day of _____, 200___, personally appeared before me, a Notary Public, NOEL COUSINS, who acknowledged that he executed the above instrument.

[seal]
                   _____
                   NOTARY PUBLIC, residing in

My commission expires:
                   _____
_____

STATE OF IDAHO   )
) ss.
COUNTY OF _____)

  On this _____ day of _____, 200___, personally appeared before me, a Notary Public, John Swallow, the Chief Executive Officer of TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, who acknowledged that he executed the above instrument on behalf of said corporation.

[seal]
                   _____
                   NOTARY PUBLIC, residing in

My commission expires:
                   _____
_____

Exhibit 1

<u>Property</u>

(Attach Exhibit A from Mineral Agreement)

Exhibit D

Deed of Trust

AFTER RECORDING, PLEASE RETURN TO:
Steven Van Ert
P.O. Box 3785
Chatsworth, CA 91313

DEED OF TRUST AND ASSIGNMENT OF RENTS

BY THIS DEED OF TRUST,

made this ＿＿ day of ＿＿＿＿＿＿＿＿＿＿, 2007,

between **TIMBERLINE RESOURCES CORPORATION,** an Idaho corporation whose address is 1100 East Lakeshore Drive, Suite 301, Coeur d'Alene, Idaho 83814 (the "Trustor" herein),

＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿, whose address is ＿＿＿＿＿＿＿＿＿＿＿＿＿
＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿ (the "Trustee" herein),

and

STEVEN VAN ERT (an unmarried man) as to an eighty-five percent (85.0%) undivided interest, and **NOEL COUSINS** (an unmarried man) as to a fifteen percent (15.0%) undivided interest, whose respective mailing addresses are P.O. Box 3785, Chatsworth, CA 91313 and P.O. Box 37061, Tucson, AZ 85740 (the "Beneficiary" herein),

the Trustor hereby conveys, transfers and assigns to Trustee in Trust, with Power of Sale, those certain unpatented mining claims more particularly described in Exhibit 1 attached hereto and by this reference made a part hereof (the "Property" herein); TOGETHER WITH the rents, issues, profits and income thereof (all of which are hereinafter called "Property Income"), SUBJECT HOWEVER, to the right, power and authority hereinafter given to and conferred upon Beneficiary to collect and apply such Property Income.

This Deed of Trust is given for the purpose of securing the performance of each agreement of Trustor contained in that certain Mineral Agreement dated of even date therewith and this Deed of Trust executed by Trustor in favor of Beneficiary.

To protect the security of this Deed of Trust, it is agreed that:

1.   Obligations of Trustor

a.   *Conduct of Operations* - All work performed by Trustor on the Property until the obligations described in Sections 4 and 6 of the Mineral Agreement have been satisfied.

b.   *Protection from Liens* - Trustor shall pay all expenses incurred by it in its operations on the Property hereunder and shall allow no liens arising from any act of Trustor to remain upon the Property; provided, however, that Trustor shall not be required to remove any such lien as long as Trustor is contesting in good faith the validity or amount thereof.

c.   *Payment of Taxes* - Trustor shall pay all taxes and assessments levied upon or against the Property or any mineral production therefrom.

d.   *Indemnity* - Trustor shall protect, defend and indemnify Trustee against and hold Beneficiary and Trustee harmless from any suit, claim, judgment or demand, administrative proceeding or sanction, expense, including reasonable attorneys' fees, whatsoever arising out of Trustor's exploration, development, mining and mineral processing activities on the Property, provided that if the Beneficiary or any person or instrumentality acting on Beneficiary's behalf shall have been a contributing cause to the event giving rise to such suit, claim, demand or judgment, Trustor and Beneficiary shall be responsible to the extent that each contributed to the cause giving rise to such suit, claim, demand or judgment.

e.   *Maintenance of Unpatented Mining Claims* - Trustor agrees to pay all governmental fees required by law in order to maintain the unpatented mining claims included within the Property. The Trustor shall further record with the appropriate county and file with the appropriate United States agency any required affidavits, notices of intent to hold and other documents in proper form attesting to the payment of governmental fees and another other action or declaration in sufficient detail to reflect compliance with the requirements applicable to and required for the maintenance of the unpatented mining claims. Trustor shall provide proof of payment of the claim maintenance fee to Beneficiary not later than ten (10) days prior to the due date (currently September 1 of each year).

2.   Default and Foreclosure

a.   *Notice of Foreclosure by Trustee* - If Trustor defaults in the performance of its obligations under the terms of the Mineral Agreement or this Deed of Trust, Trustee shall give the notice and permit the cure periods and allow the exercise of rights permitted under the terms of Sections 11 and 12 of the Mineral Agreement, the terms of which are incorporated herein by this reference. Upon the failure to take action as permitted therein or final determination of default, Trustee shall, (1) declare all sums secured hereby immediately due and payable and (2) on delivery by Beneficiary to Trustee of written notice of election to have the Property sold, and after the giving of notice of sale in the manner provided by law, proceed to sell the Property at public auction the property under the power of sale contained herein.

b.   *Foreclosure Sale* - At any sale of the Property under the power of sale contained herein, any person, including Trustor, Trustee or Beneficiary may purchase at such sale. Trustee shall deliver to the purchaser at such sale its Trustee's Deed, without covenant or warranty, express or implied to the Property so sold. Trustee shall apply the proceeds of the Trustee's sale in the manner provided by law after first deducting costs and expenses of exercising the power of sale, and of the sale, including but not limited to costs of evidence of title, the Trustee's fees and Trustee's attorney's fees, if any. The purchaser at the Trustee's sale shall be entitled to immediate possession of the Property as against the Trustor and shall have a right to the summary proceedings to obtain possession provided under applicable law together with costs and reasonable attorney's fee.

c.   *Delivery of Data* - If this Deed of Trust is foreclosed or the Property is otherwise deeded back to Beneficiary without foreclosure action, upon written request given by Beneficiary within thirty (30) days from and after foreclosure or other conveyance of the Property to Beneficiary, Trustor shall, within a reasonable time, furnish Beneficiary copies of all available exploration, development and mining data pertaining to the Property prepared by or for Trustor.

3.   Title Matters

a.   *Defense of Actions* - Trustor shall appear in and defend any action or proceeding purporting to affect the possessory rights in the Property or the rights or powers of the Beneficiary or Trustee; and shall pay all costs and expenses, including cost of evidence of title and reasonable attorneys' fees, in such action or proceeding in which Beneficiary or Trustee may appear, and in any suit brought by Beneficiary to foreclose this Deed of Trust.

b.   *Amendment, Relocation and Patent of Mining Claims* - Trustor shall have the right to amend or relocate in its name any of the unpatented claims that are secured by this Deed of Trust as provided in Section 10 of the Mineral Agreement. Any unpatented mining claim so amended or relocated or any additional or new right acquired by Trustor within the area of interest established by the Mineral Agreement shall be subject to the terms of this Deed of Trust as if described herein.

c.   *Condemnation Awards* - Any award of damages in connection with any condemnation for public use of or injury to the Property or any part thereof is hereby assigned and shall be paid to Beneficiary and shall be applied to the purchase price as if the same were payment of "Net Profits" under the terms of the promissory note.

4.   Release

Upon written request of Beneficiary (or proof of the same furnished by Trustor) stating that all sums secured hereby have been paid and upon surrender of this Deed of Trust and the promissory note to Trustee for cancellation and retention and upon payment of its fees, Trustee shall, by Deed of Release and Full Reconveyance, release and reconvey the Property, without covenant or warranty, express or implied. The recitals in such Deed of Release and Full Reconveyance of any matters shall be conclusive proof of the truthfulness thereof. The grantee in such Deed of Release and Full Reconveyance may be described as "The Person or Persons Legally Entitled Thereto."

5.   Trustee's Rights and Obligations

a.   *Acceptance* - Trustee accepts this trust when this Deed of Trust, duly executed and acknowledged, is made a public record as provided by law. Trustee is not obligated to notify any party hereto of pending sale under any other deed of trust or of any action or proceeding in which Trustor, Beneficiary or Trustee shall be a party unless brought by Trustee.

b.   *Resignation* - Trustee herein may resign by mailing or delivering notice thereof to Beneficiary and to Trustor. Upon such resignation, the Beneficiary may appoint a successor trustee, which appointment shall constitute a substitution of trustee upon the mailing and recording of written notice thereof by the Beneficiary in the manner prescribed by law for the substitution of a trustee of a deed of trust. A successor trustee herein shall, without conveyance from the predecessor trustee, succeed to all the predecessor's title, estate, rights, powers and duties.

6.   Inurement

This Deed of Trust applies to, inures to the benefit of, and binds all parties hereto, their heirs, legatees, devisees, administrators, executors, successors, and assigns.

7.   Construction

a.   *Time of Essence* - By accepting payment of any sum secured hereby after its due date, Beneficiary does not waive his right either to require prompt payment when due of all other sums so secured or to declare default for failure so to pay. Time is of the essence of this Deed of Trust and each and every provision hereof.

b.   *No Implied Covenants* - It is expressly agreed that no implied covenant or condition whatsoever shall be read into any obligation of Trustor, either under this Deed of Trust or the License and Option Agreement relating to any time frame as the measure of diligence for prospecting, mining, resumption of mining if mining operations once commenced are suspended, or any operations of Trustor hereunder.

IN WITNESS WHEREOF, this Deed of Trust has been executed as of the date recited above.


TRUSTOR:

TIMBERLINE RESOURCES CORPORATION

By:_____
    John Swallow, Chief Executive Officer


STATE OF IDAHO   )
) ss.
COUNTY OF _____)

On this _____ day of _____, 200___, personally appeared before me, a Notary Public, John Swallow, the Chief Executive Officer of TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, who acknowledged that he executed the above instrument on behalf of said corporation.

[seal]   _____
                                             NOTARY PUBLIC, residing in

My commission expires: _____

_____

Exhibit 1

<u>Property</u>

(Attach Exhibit A from Mineral Agreement)

Exhibit 99.1 – July 19, 2007 Press Release

Timberline Completes Acquisition of Conglomerate Mesa Project

```
      *   District-Scale "Carlin-Style" Gold Target Presents
            a Premier American Exploration Opportunity
     *   Surface Channel Sample by BHP Returned 40 Ft of
         0.37 Oz/Ton Gold (within 140 Ft of 0.12 Oz/Ton)
     *   Formerly Producing Santa Rosa Silver-Lead-Zinc Mine
                    Included in Acquisition
```

COEUR D'ALENE, Idaho, July 19, 2007 (PRIME NEWSWIRE) -- Timberline Resources Corporation (OTCBB:TBLC) today announced the finalization of a Lease / Option to Purchase Agreement for the Conglomerate Mesa Project in Inyo County, California. The project hosts structurally and stratigraphically controlled, sediment-hosted gold mineralization similar to the "Carlin-type" deposits of north-central Nevada.

Since signing the Memorandum of Understanding (MOU) on the project last September, Timberline has expanded its land position at Conglomerate Mesa to 325 unpatented lode claims, covering more than 10 square-miles. The original property includes several mineralized gold zones identified by prior operators (Newmont and BHP-Billiton). The expanded property also includes the historic Santa Rosa Mine, a silver-lead-zinc occurrence which had limited production by several operators including Anaconda Copper.

Since signing the MOU, Timberline has also completed extensive data compilation and submitted a Plan of Operation to the Bureau of Land Management (BLM) and to Inyo County. The Plan will allow the reopening of an access road along with an initial 7-hole drill program to evaluate several areas of strong geochemistry. Timberline has also retained Klepfer Mining Services to perform the environmental and permitting services necessary to advance the project.

Timberline's V.P. of Exploration, Paul Dircksen stated, "We are extremely pleased to finalize our acquisition of Conglomerate Mesa which, we believe, represents one of the premier gold exploration projects remaining within the Great Basin province of the western United States. The host rock lithology, alteration, geochemistry, and controls of mineralization bear striking similarities to well-documented Carlin-style gold mineralization and demonstrate excellent potential for a multi-million ounce gold discovery. With the Agreement now finalized, we are eager to proceed with exploration and drilling."

Conglomerate Mesa was originally explored by Newmont while it was within the Cerro Gordo Wilderness Study Area (WSA). An initial 22-hole (10,360 feet) reconnaissance drill program focused primarily on just one of the property's mineralized zones ("Resource Area") outlining a mineralized resource estimate pre-dating (and not compliant with) NI 43-101 standards totaling 175,000 ounces of gold contained in 3-million tons grading 0.06 ounces per ton (oz/t). Highlights from the Newmont drill program include the following:

```
      Resource Area  CGL-01  5 ft of 0.24 oz/t gold
                     CGL-02  20 ft of 0.08 oz/t gold
                     CGL-03  45 ft of 0.07 oz/t gold
                     CGL-04  20 ft of 0.08 oz/t gold
                     CGL-12  45 ft of 0.04 oz/t gold
                     CGL-19  20 ft of 0.09 oz/t gold
South Drainage Area  CGL-16  35 ft of 0.05 oz/t gold
```

Newmont withdrew from Conglomerate Mesa in 1993. Federal agencies dropped the property's WSA status the following year because it did not meet the necessary criteria for inclusion in a Wilderness Area and, in doing so, removed significant impediments to its future development.

In late-1995, BHP-Billiton acquired Conglomerate Mesa and identified a much larger hydrothermal gold system with excellent bulk-mineable potential. The property's core area was explored that year, with eight target zones identified by soil geochemistry and surface road cut channel sampling which returned the following highlights:

```
 Dragonfly Area         40 ft of 0.37 oz/t gold
                          (within 140 ft of 0.12 oz/t gold)
                        7 ft of 0.25 oz/t gold
                        15 ft of 0.11 oz/t gold
 Middle CMFS Area       10 ft of 0.03 oz/t gold
 Resource Area          40 ft of 0.15 oz/t gold
 East Area              5 ft of 0.10 oz/t gold
                        15 ft of 0.21 oz/t gold
 South Drainage Area    6 ft of 0.12 oz/t gold
                        20 ft of 0.04 oz/t gold
```

In 1997, BHP conducted a widely-spaced, 10-hole (8,060 feet) reconnaissance drill program at Conglomerate Mesa which included the following highlights:

```
 Dragonfly Area     CM97-3   20 ft of 0.06 oz/t gold
                    CM97-4   30 ft of 0.10 oz/t gold
                             40 ft of 0.11 oz/t gold
                             30 ft of 0.05 oz/t gold
                    CM97-5   40 ft of 0.04 oz/t gold
 Middle CMFS Area   CM97-6   35 ft of 0.04 oz/t gold
 Resource Area      CM97-9   35 ft of 0.03 oz/t gold
```

BHP subsequently made a corporate decision to terminate all of its worldwide gold exploration activities and dropped the property.

Timberline, as part of due diligence efforts at Conglomerate Mesa, collected rock chip samples from three of the known mineralized zones, returning the following results:

```
Dragonfly Area    Cgl06-01  0.35 oz/t gold
                  Cgl06-02  0.07 oz/t gold
                  Cgl06-03  0.45 oz/t gold
Resource Area     Cgl06-04  0.14 oz/t gold
East Area         Cgl06-05  0.52 oz/t gold
```

Despite excellent surface gold grades encountered by Newmont, BHP, and Timberline, the Conglomerate Mesa property did not see historic mining because the sediment-hosted gold particles are micron-sized and therefore could not be panned by prospectors. This same style of mineralization is present at deposits within Nevada's Carlin and Battle Mountain / Eureka trends, which were also not historically mined, and which did not develop into world-class mining camps until the 1970s.

Mr. Dircksen concluded, "The two prior drill programs at Conglomerate Mesa totaled 31 completed holes over a 5 square-mile area. Newmont completed 21 (of 22) holes and intersected significant mineralization in 15 of them. BHP intersected multiple intervals of significant mineralization in all 10 of their holes, with 4 or more such intervals in 7 of the holes. Given their largely-reconnaissance nature, the outstanding success of these early-stage drill programs suggests the potential for a massive, district-scale gold system at Conglomerate Mesa."

Results from all prior drilling at Conglomerate Mesa are included in the following tables.

Resource Area - Previous Drill Results

Operator	Drill Hole	From (ft)	To (ft)	Length (ft)	Gold (oz/t)
Newmont	CGL-1	25	30	5	0.240
		95	105	10	0.072
	CGL-2	200	215	15	0.044
		265	275	10	0.030
		320	340	20	0.079
		370	380	10	0.047
	CGL-3	130	175	45	0.073

	CGL-4	85	105	20	0.077
	CGL-5	75	80	5	0.033
		105	115	10	0.126
	CGL-6	315	335	20	0.026
		350	355	5	0.027
		370	375	5	0.038
		395	420	25	0.020
	CGL-12	500	510	10	0.062
		535	540	5	0.025
		665	670	5	0.031
		690	735	45	0.037
	CGL-13	405	410	5	0.024
		435	440	5	0.028
		455	460	5	0.021
	CGL-17	490	495	5	0.021
		610	620	10	0.014
	CGL-19	85	110	25	0.024
		245	265	20	0.090
	CGL-20	145	155	10	0.016
		260	270	10	0.024
BHP	CM97-8	165	175	10	0.028
		190	195	5	0.043
		245	250	5	0.010
	CM97-9	230	235	5	0.024
		410	445	35	0.027
	CM97-10	520	530	10	0.064
		670	675	5	0.064
		755	760	5	0.074
		880	900	20	0.018

```
----------------------------------------------------------------

East Area - Previous Drill Results
----------------------------------------------------------------
 Operator   Drill Hole From        To         Length     Gold
                       (ft)        (ft)       (ft)       (oz/t)
----------------------------------------------------------------
 Newmont    CGL-7      30          35         5          0.043
----------------------------------------------------------------
            CGL-8      170         185        15         0.053
----------------------------------------------------------------
            CGL-9            No significant results
----------------------------------------------------------------
            CGL-10           No significant results
----------------------------------------------------------------
            CGL-11           No significant results
----------------------------------------------------------------

Middle CMFS Area - Previous Drill Results
----------------------------------------------------------------
 Operator   Drill Hole From        To         Length     Gold
                       (ft)        (ft)       (ft)       (oz/t)
----------------------------------------------------------------
 Newmont    CGL-14     610         620        10         0.016
----------------------------------------------------------------
            CGL-21           No significant results
----------------------------------------------------------------
            CGL-22           No significant results
----------------------------------------------------------------
 BHP        CM97-6     155         160        5          0.018
----------------------------------------------------------------
                       560         565        5          0.024
----------------------------------------------------------------
                       1050        1085       35         0.038
----------------------------------------------------------------
                       1130        1140       10         0.084
----------------------------------------------------------------
            CM97-7     15          25         10         0.022
----------------------------------------------------------------
                       980         985        5          0.062
----------------------------------------------------------------
                       1010        1020       10         0.043
----------------------------------------------------------------

South Drainage Area - Previous Drill Results
----------------------------------------------------------------
 Operator   Drill Hole From        To         Length     Gold
                       (ft)        (ft)       (ft)       (oz/t)
----------------------------------------------------------------
 Newmont    CGL-16     15          30         15         0.036
----------------------------------------------------------------
                       135         170        35         0.046
----------------------------------------------------------------
            CGL-18           No significant results
----------------------------------------------------------------

Dragonfly Area - Previous Drill Results
```

Operator	Drill Hole	From (ft)	To (ft)	Length (ft)	Gold (oz/t)
BHP	CM97-1	25	35	10	0.018
		280	290	10	0.019
		335	345	10	0.029
		465	475	10	0.012
	CM97-2	140	150	10	0.014
		210	215	5	0.016
		340	345	5	0.067
		440	450	10	0.026
	CM97-3	5	15	10	0.044
		30	40	10	0.028
		50	65	15	0.033
		75	85	10	0.016
		155	175	20	0.058
		370	380	10	0.011
		525	565	40	0.012
	CM97-4	20	35	15	0.029
		50	80	30	0.101
		140	180	40	0.110
		290	320	30	0.045
		380	390	10	0.009
		530	540	10	0.012
	CM97-5	0	15	15	0.038
		395	405	10	0.014
		480	520	40	0.043
		570	575	5	0.039
		655	660	5	0.041

The Agreement provides Timberline the right to purchase a 100-percent interest in the Project, subject to a 4-percent NSR production royalty of which 1-percent may be purchased for $1-million. In the first year of the Agreement, Timberline is obligated to make an option payment of $75,000 and 100,000 shares of its common stock to the property owners, along with a commitment to $100,000 in exploration expenditures. The option payment will continue at $75,000 for 2008, and then increase by $25,000 per year annually to a cap of $250,000. Annual share payments and work commitments will remain fixed at 100,000 and $100,000, respectively.

This press release has been reviewed and approved by Paul Dircksen, a Qualified Person as defined by NI 43-101.

Timberline Resources Corporation is a unique, growth-oriented company that combines positive cash flow from its ownership of Kettle Drilling, Inc. with "blue sky" upside from its mineral exploration division. Timberline common stock is quoted on the OTC Bulletin Board under the symbol "TBLC."

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-KSB, as amended, for the year ended September 30, 2006. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect.

CONTACT: Timberline Resources Corporation
        John Swallow, Chairman & CEO
        (208) 664-4859
        www.timberline-resources.com